[Hartford Letterhead]

March 10, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds Exchange-Traded Trust (SEC File Nos. 333-215165 and 811-23222) Pre-Effective Amendment No. 1, filed March 10, 2017

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Hartford Funds Exchange-Traded Trust, a Delaware statutory trust, (the “Trust”) on behalf of its series, Hartford Corporate Bond ETF and Hartford Quality Bond ETF, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on March 17, 2017 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

HARTFORD FUNDS EXCHANGE-TRADE TRUST

By:	/s/ Alice A. Pellegrino
Name:	Alice A. Pellegrino
Title:	Secretary and Vice President

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

March 10, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds Exchange-Traded Trust (SEC File Nos. 333-215165 and 811-23222) Pre-Effective Amendment No. 1, filed March 10, 2017

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), ALPS Distributors, Inc., in its capacity as distributor of Hartford Funds Exchange-Traded Trust, hereby joins in the request of Hartford Funds Exchange-Traded Trust on behalf of its series, Hartford Corporate Bond ETF and Hartford Quality Bond ETF, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on March 17, 2017 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

ALPS DISTRIBUTORS, INC.

By:	/s/ Steven B. Price
Name:	Steven B. Price
Title:	Senior Vice President and Director of Distribution Services